

Mail Stop 7010

April 2, 2007

<u>via U.S. mail and facsimile</u>

Mr. James M. Loree
Executive Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut  06053

      RE:    Form 10-K for the fiscal year ended December 30, 2006
                File No. 1-5244

Dear Mr. Loree:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief